September 14, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:         CIBER, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 4, 2010

Form 10-Q for the Quarterly Period ended June 30, 2010

Filed August 5, 2010

File No. 001-13103

Dear Mr. Krikorian:

On September 8, 2010, CIBER, Inc. (the “Company”) received your comment letter dated August 30, 2010, on the above-referenced filings.  The Company continues to gather the information required to respond to the comment letter and will respond on or before September 22, 2010.  If you have questions regarding this letter, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at (303) 220-0100.

Very truly yours,

/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer